UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

HI-TECH PHARMACAL CO., INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

42840B101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 42840B101	13G	Page 2 of 7 Pages
1.		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
Reuben Seltzer
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) Not applicable
3.		SEC Use Only
4.		Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 694,010
	6.	Shared Voting Power 651,089 (1)
	7.	Sole Dispositive Power 694,010
	8.	Shared Dispositive Power 651,089 (1)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person
996,568
10.		Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions) ☒
11.		Percent of Class Represented by Amount in Row (9)
7.3%
12.		Type of Reporting Person (See Instructions) IN

(1) Amount includes an aggregate of 348,531 shares held in trusts for the benefit of Mr. Reuben Seltzer’s mother, which Mr. Reuben Seltzer, as trustee, has shared power to vote and dispose together with Mr. David Seltzer and Mrs. Miriam Seltzer. These shares are also reported on Mr. David Seltzer’s Schedule 13G. Mr. Reuben Seltzer disclaims beneficial ownership of such shares.

CUSIP NO. 42840B101	13G	Page 3 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 11)

Under the Securities Exchange Act of 1934

HI-TECH PHARMACAL CO., INC.

(Name of Issuer)

Item 1(a)

Name of Issuer: Hi-Tech Pharmacal Co., Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices: 369 Bayview Avenue, Amityville, New York 11701

Item 2(a)

Name of Person Filing: Reuben Seltzer

Item 2(b)

Address of Principal Business Office or, if none, Residence: 369 Bayview Avenue, Amityville, New York 11701

Item 2(c)

Citizenship: United States

Item 2(d)

Title of Class of Securities: Common Stock

Item 2(e)

CUSIP Number: 42840B101

CUSIP NO. 42840B101	13G	Page 4 of 7 Pages

Item 3

If this statement is filed pursuant to '240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

(1)     ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(2)     ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(3)     ☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(4)     ☐    Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(5)     ☐    An investment adviser in accordance with §240.13d-1(b)(1) (ii)(E).

(6)     ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(7)     ☐    A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(8)     ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(9)     ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(10)   ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

CUSIP NO. 42840B101	13G	Page 5 of 7 Pages

Item 4

Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
996,568

(b)	Percent of Class:
7.3%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	694,010
	(ii) Shared power to vote or to direct the vote	651,089 (1)
	(iii) Sole power to dispose or to direct the disposition of	694,010
	(iv) Shared power to dispose or to direct the disposition of	651,089 (1)

(1) Amount includes an aggregate of 348,531 shares held in trusts for the benefit of Mr. Reuben Seltzer’s mother, which Mr. Reuben Seltzer, as trustee, has shared power to vote and dispose together with Mr. David Seltzer and Mrs. Miriam Seltzer. These shares are also reported on Mr. David Seltzer’s Schedule 13G. Mr. Reuben Seltzer disclaims beneficial ownership of such shares.

Item 5

Ownership of Five Percent or Less of a Class:

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

CUSIP NO. 42840B101	13G	Page 6 of 7 Pages

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/Reuben Seltzer
Reuben Seltzer